PHOTRONICS

Investor Presentation

August 2026











Safe Harbor Statement

PHOTRONICS

This presentation and some of our comments during this presentation may contain projections or other forward-looking statements regarding future events, our future financial performance, and/or the future performance of the industry. These statements are predictions and contain risks and uncertainties. We refer you to the risk factors in our Annual Report on Form 10-K for the fiscal year ended October 31, 2025 and other subsequent filings with the Securities and Exchange Commission. These documents contain and identify important factors that could cause the actual results for the Company to differ materially from those contained in our projections or forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee the accuracy of any forecasts or estimates, and we are not obligated to update any forward-looking statements if our expectations change.



Corporate Overview

Photronics Overview (Nasdaq: PLAB)

PHOTRONICS

A Global Merchant Market Leader of Photomasks used in Lithographic Imaging
for Semiconductor and Flat Panel Display production

$867M Revenue	**$195M** Operating Income	**$308M** Operating Cash Flow	**$1.9B** Market Cap 8/18/2026	**~2,000** Employees	**~675** Customers	**1969** Founded

Revenue By Geographic Origin


US
18%
Taiwan
32%
South
Korea
19%
Europe
4%
China FPD
12%
China IC
15%

Revenue By Technology


High-End
53%
Mainstream
47%

Revenue By Product Line


Integrated
Circuits
72%
Flat Panel
Display
28%

All data reflects **Trailing Twelve-Month** figures as of 8/2/26 unless otherwise noted
Totals may differ due to rounding

Photomasks: Critical Enabler for IC and FPD Manufacturing

PHOTRONICS

Photomasks are glass substrates used in lithographic systems to transfer the pattern of semiconductor and flat panel display designs


IC

Integrated Circuit (IC) photomasks are used to transfer circuit patterns onto semiconductor wafers during the fabrication of integrated circuits.


Light Source
Photomask
Reduction Lens
Wafer
Stage


FPD

Flat Panel Display (FPD) photomasks are used in the fabrication of flat screen televisions, PC monitors, tablets, mobile devices and other flat panel displays.

Exposure Process used to Create a TFT Circuit Pattern


Exposure System
UV Light
Mask Designed with the Circuit Pattern
Projection Lens
Substrate with a Complete Circuit After Exposure
Substrate Before Exposure
TFT Substrate

TFT Substrate – Thin-Film Transistor substrate

Node Migration Drives Mask Set Value

PHOTRONICS

Mask pattern complexity / Mask count per IC Design / Impact of Mask performance on IC yield


Indicative Mask Value
Currently participating
Planning to participate
130nm
90nm
65nm
40/45nm
22/28nm
12/14nm
7/8nm
2/3nm
Mainstream
High End
Leading Edge

Drives higher individual mask ASP, more layers per mask set, and higher barriers of entry for competitors

IC: Photomask Demand Growing With New Chip Designs

PHOTRONICS

- **Photomasks** are the **foundation of wafer manufacturing** and **critical** to the semiconductor manufacturing process
- Photronics is a **global merchant leader** in mask production
- **Advances in new semiconductor chip designs** drive Photronics revenue





WW Unit Demand for Photomasks
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2024
2025
2026E
2027E
2028E
2029E
2030E
Mainstream
High End
Leading Edge

Source: TechInsights "Reticle Demand Second Half 2025" January 7, 2026



Photomask Market Share in Revenue
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
9%
26%
65%
11%
26%
63%
12%
25%
63%
11%
26%
63%
10%
24%
66%
2021
2022
2023
2024
2025
Captive
Other Merchant
Photronics

Source: Semi's 2025 Photomask Characterization Study, August 2026

Global Footprint Aligns with Regionalization Trends

PHOTRONICS

U.S. and Asia investments align with industry regionalization trends, and diversify geographic footprint



Boise, Idaho
Only high-end capable commercial mask maker in US.
Allen, Texas
U.S. capacity and capability extension for mid-range IC nodes
Brookfield, Connecticut
HQ
Bridgend, Wales
Dresden, Germany
Hefei, China
Xiamen, China
Cheonan, South Korea
Asia capacity and capability extension to 8nm
Taichung, Taiwan
Hsinchu, Taiwan
Largest commercial mask maker in Taiwan.
IC
FPD
IC & FPD

IC: Integrated Circuit | FPD: Flat Panel Display

FPD: Advanced Displays are Driving Innovation

PHOTRONICS

- Photronics **leverages expertise** gained from IC mask production into FPD mask production
- Consumer electronics with **larger, high-performance displays** increase the complexity of mask production
- Panel makers are developing AMOLED production processes to increase **substrate size to G8.6**, requiring larger, high-quality advanced masks
- Customers rely on Photronics for its **market leading AMOLED technology**









Competitive Advantages

PHOTRONICS

Operational Excellence

- Responsive delivery
- High yields
- Cost control
- Supply chain optimization
- Teamwork and execution

Commercial Excellence

- Customer first
- Trusted partner
- Wafer yield enhancement
- Technology roadmap enabler

Technology Leader

- Process expertise
- Advanced Process-of-Record
- High barriers to entry

Global Footprint

- Customer relationships
- Aligned with end markets
- Flexible supply chain

Capital Expenditures

PHOTRONICS


Capital Intensity Ratio
20%
17%
32%
12%
16%
14%
15%
15%
22%
29%-35%
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026E*

2026 Capex Includes:

- Allen, TX facility expected to recognize initial revenue associated with the expansion in FQ4
- Korea clean room preparation complete for the capability extension to 8nm and beyond
- Elevated End-of-Life tool upgrades in fiscal 2026

* 2026E Capital Intensity ratio reflects the updated capex forecasted range divided by the forecasted fiscal 2026 revenue range.

The Capital Intensity Ratio is defined as Capex divided by Revenue

Compelling Investment Thesis

PHOTRONICS

A **global leader** in the merchant photomasks industry critical for semiconductor manufacturing

Favorable Industry Trends

- **Regionalization/ reshoring** of the semiconductor industry
- **Captives** increasing **outsourcing** to merchant suppliers
- **Node migration** drives ASP expansion and revenue growth
- **Foldable displays** and **higher value masks** drive FPD opportunity

Operational Excellence

- Premier **operational execution** enables preferred supplier status
- Consistent delivery of **cash flow** for strategic flexibility



Fiscal Q3 2026 Financial Results



FQ3 2026 Summary

PHOTRONICS

	Revenue	Gross Margin	Operating Margin	Diluted EPS	Non-GAAP Diluted EPS[1]
FQ3 2026	$216.0M	33.2%	21.1%	$0.49	$0.50
FQ2 2026	$209.9M	31.3%	20.1%	$0.54	$0.42
FQ3 2025	$210.4M	33.7%	22.9%	$0.39	$0.51

- Revenue reflects a modest recovery of previously delayed semiconductor design releases combined with improved conditions for High-End I.C. The timing of design releases continue to reflect high industry fab utilization rates and the allocation of memory supply. Display reflects high-end consumer electronics launches, partially offset by the timing of consumer electronics launches for emerging markets.
- Revenue by Geographic Origin: Taiwan (32%), China IC (14%), China FPD (11%), U.S. (19%), South Korea (20%), Europe (4%)
- Gross margin of 33.2% reflects operational leverage inherent in our financial model, in addition to product mix
- Non-GAAP Diluted EPS of $0.50 reflects some of the previously delayed design releases

[1]See reconciliation included in this presentation
Totals may differ due to rounding

Revenue by Product Line

PHOTRONICS

IC

$M	3Q26	Q/Q	Y/Y
High-End*	68.5	21%	28%
Mainstream	86.2	(5%)	(9%)
Total	154.7	5%	5%


44%
56%
High-End*
Mainstream

- Release of some of the temporarily delayed design starts. Improving demand at 14/22/28nm a positive for node migration.
- Strategic emphasis on High-End to leverage competitive advantage
- Both High-End and Mainstream expected to continue experiencing node migration to more advanced IC geometries driving ASPs higher

FPD

$M	3Q26	Q/Q	Y/Y
High-End*	52.3	(1%)	(2%)
Mainstream	9.1	(6%)	(0%)
Total	61.4	(2%)	(2%)


15%
85%
High-End*
Mainstream

- High-End remained strong ahead of major consumer electronics releases in the Fall
- Consumer electronics for emerging markets impacted by tight memory conditions.
- Competitive advantages in larger, more complex panel sizes using AMOLED display technology such as G10.5 and G8.6

*IC: 28nm and smaller; FPD: G10.5+, AMOLED and LTPS
Totals may differ due to rounding

Balance Sheet and Cash Flow Metrics

PHOTRONICS

$M	3Q26	2Q26	3Q25
Cash, cash equivalents and Short-term investments	672.8	637.7	575.8
Debt	3.9	3.9	0.03
Operating Cash Flow	76.3	47.0	50.1
Capital Expenditures	37.0	45.8	24.8

- Operating cash flow represented 35% of revenue with contributions across Asia and the U.S.

Capital allocation:

- **Organic growth investments**: investing in U.S. and South Korea to support customer growth plans and capture more High-End opportunities
- **Business development initiatives**: leverage and enhance core competencies
- **Return cash to shareholders**: Repurchased $97M throughout Fiscal 2025; $28M currently authorized

FQ4 2026 Guidance*

PHOTRONICS

Revenue ($M)	207 – 227
Operating Margin	19% - 24%
Diluted non-GAAP EPS	$0.40 - $0.56
Diluted Shares (M)	~59
Full-year Capex ($M)	255 - 305

Assumptions:

- Market conditions recognized in FQ3 expected to continue in FQ4
- Allen, TX facility to recognize initial revenue in fiscal Q4 related to the expansion
- Updated Fiscal 2026 capex guidance reflects the timing of tool delivery receipt with a portion of capex moving from FQ4 2026 into fiscal 2027. U.S. and Korea expansion plans remain on track.

* Estimated Non-GAAP diluted earnings per share attributable to Photronics, Inc. shareholders is a Non-GAAP financial measure. Please refer to "Non-GAAP Financial Measures" in the Appendix for details regarding this measure, as well as the tables providing a reconciliation of historical non-GAAP financial measures to the most comparable U.S. GAAP measures.

Appendix



Non-GAAP Financial Measures

PHOTRONICS

Non-GAAP Net Income attributable to Photronics, Inc. shareholders and non-GAAP diluted earnings per share attributable to Photronics, Inc. shareholders are non-GAAP financial measures as such term is defined by Regulation G of the Securities and Exchange Commission, and may differ from similarly named non-GAAP financial measures used by other companies. The attached financial supplement reconciles Photronics, Inc. financial results under GAAP to non-GAAP financial information. We believe these non-GAAP financial measures that exclude certain items are useful for analysts and investors to evaluate our on-going performance because they enable a more meaningful comparison of our projected performance with our historical results. These non-GAAP metrics are not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to Net income (loss), Net income (loss) per share, or any other measure of consolidated results under U.S. GAAP. The items excluded from these non-GAAP metrics, but included in the calculation of their closest GAAP equivalent, are significant components of the condensed consolidated statements of income and must be considered in performing a comprehensive assessment of overall financial performance. Please refer to the non-GAAP reconciliations on the following page.

Photronics, Inc. does not provide a quantitative reconciliation of the Company's projected range of Non-GAAP diluted earnings per share attributable to Photronics, Inc. shareholders to U.S. GAAP diluted earnings per share attributable to Photronics, Inc. shareholders, which is the most directly comparable GAAP measure, in reliance on the unreasonable efforts exception provided under Item 10(e)(1)(i)(B) of Regulation S-K. The Company's Non-GAAP diluted earnings per share attributable to Photronics, Inc. shareholders guidance for the fiscal quarter ending October 31, 2026 excludes certain items that are inherently uncertain and difficult to predict, including certain unpredictable charges and benefits such as foreign exchange (gain) loss; estimated tax effects of foreign exchange (gain) loss; and estimated noncontrolling interest effects of the foregoing. Due to the uncertainty of the amount or timing of these future excluded items, management does not forecast them for internal use and therefore cannot create a quantitative Non-GAAP diluted earnings per share attributable to Photronics, Inc. shareholders to U.S. GAAP diluted earnings per share attributable to Photronics, Inc. shareholders reconciliation without unreasonable efforts. A quantitative reconciliation of Non-GAAP diluted earnings per share attributable to Photronics, Inc. shareholders to U.S. GAAP diluted earnings per share attributable to Photronics, Inc. shareholders would imply a degree of precision and certainty as to these future items that does not exist and could be confusing to investors. From a qualitative perspective, it is anticipated that the differences between Non-GAAP diluted earnings per share attributable to Photronics, Inc. shareholders to U.S. GAAP diluted earnings per share attributable to Photronics, Inc. shareholders will consist of items similar to those described in the financial tables later in this release, including, for example and without limitation, foreign exchange (gain) loss; estimated tax effects of foreign exchange (gain) loss; and estimated noncontrolling interest effects of the foregoing. The timing and amount of any of these excluded items could significantly impact the Company's U.S. GAAP diluted earnings per share attributable to Photronics, Inc. shareholders for a particular period.

Non-GAAP Financial Measures

PHOTRONICS

PHOTRONICS, INC.

Reconciliation of U.S. GAAP to non-GAAP:
Net income and diluted earnings per share attributable to Photronics, Inc. shareholders
(in thousands, except per share amounts)
(Unaudited)

	Three Months ended		
	August 2, 2026	**May 3, 2026**	**August 3, 2025**
U.S. GAAP net income attributable to Photronics, Inc. shareholders	$ 28,916	$ 31,429	$ 22,891
FX (gain) loss	(4,776)	(7,869)	14,258
Estimated tax effects of FX (gain) loss	2,055	629	(3,663)
Estimated noncontrolling interest effects of above	3,233	739	(4,130)
Non-GAAP net income attributable to Photronics, Inc. shareholders	**$ 29,428**	**$ 24,928**	**$ 29,356**
Weighted-average number of common shares outstanding - Diluted	**58,718**	**58,745**	**58,068**
U.S. GAAP diluted earnings per share attributable to Photronics, Inc. shareholders	$ 0.49	$ 0.54	$ 0.39
Effects of non-GAAP adjustments above	0.01	(0.12)	0.12
Non-GAAP diluted earnings per share attributable to Photronics, Inc. shareholders	**$ 0.50**	**$ 0.42**	**$ 0.51**